Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Telf: 317-6000

Lima, November 4, 2026

Sirs

Superintendencia del Mercado De Valores – SMV

Lima.-

Reference:	Material Event

Pursuant to Article 30 of the Consolidated Text of the Securities Market Law and the Regulations on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby report the following:

Today, we became aware of the publication in the Official Gazette “El Peruano” and the newspaper “La República” of the notice of the Tender Offer launched by Inversiones Aspi S.A. for the shares representing the share capital of Cementos Pacasmayo S.A.A.

Copies of the aforementioned publications are attached as an Annex to this communication.

Sincerely,

Without further business, we remain yours truly.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Representante Bursátil

Lima, miércoles 4 de noviembre de 2026 | EL PERUANO BOLETÍN OFICIAL 5

AVISO DE OFERTA PÚBLICA DE ADQUISICIÓN POSTERIOR DE ACCIONES COMUNES REPRESENTATIVAS DEL CAPITAL SOCIAL DE CEMENTOS PACASMAYO S.A.A.

Esta oferta pública de adquisición posterior (la "**OPA**" u "**Oferta**") es efectuada por Inversiones ASPI S.A. (el "**Ofertante**"). El Ofertante es subsidiaria de Holcim Ltd. ("**Holcim**"), quien es responsable solidario con el Ofertante. El Ofertante se encuentra debidamente autorizado al efecto mediante excepción otorgada por el Directorio de la Superintendencia del Mercado de Valores ("**SMV**"), en su sesión de fecha 13 de octubre de 2026, en cumplimiento de, y de acuerdo a, lo estipulado por el Sub-Capítulo II, del Capítulo III del Título III del Texto Único Ordenado de la Ley del Mercado de Valores, y por el inciso a)(i) del artículo 6 del Reglamento de Oferta Pública de Adquisición y de Compra por Exclusión, aprobado por la Resolución CONASEV No. 009-2006-EF/94.10, tal como ha sido modificado salvo por las disposiciones introducidas mediante Resolución SMV No. 008-2026-SMV/01 que no resultan aplicables (el "**Reglamento**").

En paralelo a la Oferta, en cumplimiento de los requerimientos regulatorios aplicables contenidos en la Rule 14D-14E de la U.S. Securities Exchange Act of 1934, el Ofertante realiza una oferta simultánea en Estados Unidos de América para adquirir acciones de titularidad de accionistas residentes en Estados Unidos de América (bajo el significado previsto en la Rule 14d-1(d) bajo la U.S. Securities Exchange Act of 1934, según ha sido modificada), así como American Depositary Shares - ADS que representan, cada uno, cinco (5) acciones (la "**Oferta EEUU**" y, conjuntamente con la Oferta, las "**Ofertas**").

La presente Oferta está dirigida a tenedores de Acciones emitidas por la Sociedad Objetivo. Tratándose de accionistas de la Sociedad Objetivo que califiquen como residentes en los Estados Unidos de América bajo la Rule 14d-1(d) bajo la Exchange Act ("**Titulares Estadounidenses**"), dichos accionistas podrán optar por aceptar la Oferta EEUU o la presente Oferta, para lo cual deberán informarse bajo su exclusiva responsabilidad sobre las ventajas o desventajas que les pudieran ser aplicables de manera específica de aceptar cualquiera de las Ofertas. Por otra parte, tratándose de Titulares Estadounidenses de ADS, éstos únicamente son destinatarios de la Oferta EEUU (sin perjuicio de lo indicado en la sección "**Lugar y Forma de la Aceptación de la OPA**" del presente Aviso de Oferta y del Prospecto Informativo de la Oferta), por lo que, de ser su caso, por favor refiérase a los términos y condiciones de la Oferta EEUU.

Los principales términos de la OPA son los siguientes:

Ofertante: Inversiones ASPI S.A.

Agente de Intermediación: BBVA Bolsa Sociedad Agente de Bolsa S.A. ("**BBVA Bolsa**" o el "**Agente de Intermediación**").

Sociedad Objetivo: Cementos Pacasmayo S.A.A. ("**Cementos Pacasmayo**" o la "**Sociedad Objetivo**").

Destinatarios de la Oferta: Esta Oferta está dirigida y puede ser aceptada por todos los titulares de acciones comunes con derecho a voto representativas del capital social de la Sociedad Objetivo.

De acuerdo con el artículo 56, literal f), del Reglamento, las personas incluidas en el cómputo de propiedad indirecta del Ofertante o pertenezcan al mismo Grupo Económico del Ofertante, no pueden ser aceptantes de la Oferta.

Valores: Acciones comunes con derecho a voto representativas del capital social de la Sociedad Objetivo, debidamente inscritas en el Registro Público del Mercado de Valores de la SMV y en el Registro de Valores de la Bolsa de Valores de Lima ("**BVL**") (las "**Acciones**").

Representación de Acciones: Acciones nominativas y representadas por anotaciones en cuenta en el registro contable de CAVALI S.A. ICLV ("**CAVALI**") o por certificados físicos.

Los titulares de Acciones representadas por certificados físicos deberán contactar oportunamente a una sociedad agente de bolsa a fin de proceder a desmaterializarlas para que éstas puedan ser adquiridas a través de la OPA. La desmaterialización de las Acciones representadas por certificados físicos es un requisito indispensable para la adquisición de las Acciones a través de la OPA y los costos asociados a ello corren por cuenta de los correspondientes destinatarios de la OPA.

Modalidad: Oferta Pública de Adquisición posterior.

Cantidad de Acciones a Adquirir: En total, conjuntamente, la Oferta y la Oferta EEUU se extienden hasta por un número total de 211'882,902 (doscientos once millones ochocientos ochenta y dos mil novecientos dos) Acciones de un valor nominal de S/ 1.00 (Un y 00/100 Soles) cada una, que representan el 49.99% del total de Acciones con derecho a voto emitidas de la Sociedad Objetivo.

Debe indicarse que el número de Acciones a adquirir en las Ofertas representa la totalidad de las Acciones que no se encuentra bajo la titularidad del Ofertante.

Contraprestación ofrecida por las Acciones: El Ofertante pagará la suma de S/ 8.93 (Ocho y 93/100 Soles) por cada Acción de Cementos Pacasmayo a ser adquirida mediante esta OPA. El precio ofrecido en esta Oferta ha sido determinado sobre la base del informe de valorización elaborado por MSRA S.A.C. ("**MSRA**") y emitido el 14 de octubre de 2026.

La suma de S/ 8.93 (Ocho y 93/100 Soles) es también ofrecida, por acción, bajo la Oferta EEUU para las Acciones que sean transferidas en virtud de dicha oferta, mientras que para los ADS la suma ofrecida, por ADS, asciende a S/ 44.65 (cuarenta y cuatro con 65/100 Soles) considerando que cada uno de estos valores representan cinco (5) Acciones emitidas por la Sociedad Objetivo.

Cabe indicar, que la Oferta EEUU, se pagará en Dólares de los Estados Unidos de América ("**Dólares**").

El Ofertante no realizará pagos a los titulares de las Acciones ni a los Titulares Estadounidenses de Acciones y ADS distintos al indicado en los párrafos precedentes.

Para mayor información acerca de la metodología aplicada para el cálculo del precio, se podrá revisar el informe de valorización elaborado por MSRA que se encuentra a disposición de los interesados en la página web de la SMV (**www.gob.pe/smv**), así como también desde la página web de la BVL (**www.bvl.com.pe**).

Moneda y Forma de Pago: La contraprestación por las Acciones será pagada al contado y en Soles; y, en el caso de los ADS, al contado y en Dólares, para lo cual se utilizará el tipo de cambio contable venta que publique la Superintendencia de Banca, Seguros y AFP en su página web el último día de vigencia de la presente OPA.

Mecanismo y Plazo de Liquidación de la OPA: La liquidación se efectuará siguiendo el procedimiento usual para la liquidación de operaciones al contado en Rueda de Bolsa en el segmento global, es decir, el segundo día de rueda posterior al último día de vigencia de la OPA (T+1, siendo "**T**" el día de la adjudicación de las órdenes recibidas para la realización de la OPA en rueda de bolsa).

Una vez liquidada la Oferta, el pago de la Oferta se realizará a través de CAVALI de acuerdo con el Reglamento de Operaciones en la Rueda de Bolsa de la Bolsa de Valores de Lima, aprobado mediante Resolución CONASEV No. 021-99-EF/94.10, cuando se determine la adjudicación de las Acciones, el cual se hará efectivo a favor de las respectivas sociedades agentes de bolsa que representen a aquellos titulares de Acciones que hayan manifestado su aceptación a la Oferta y tengan la condición de adjudicatarios.

Los resultados de las Ofertas serán comunicados a la Sociedad Objetivo para que esta proceda a su difusión como hecho de importancia a la SMV. Asimismo, el Agente de Intermediación o sociedad agente de bolsa de cada titular de Acciones, comunicará los resultados de la transacción a su cliente.

Liquidación simultánea: Las Ofertas serán liquidadas en forma simultánea.

Una vez transcurrido el plazo de aceptación de la OPA (siendo "**T-1**" el último día de vigencia de la OPA), se adjudicará la o las operaciones de adquisición de las Acciones bajo la Oferta dentro del "día de rueda" siguiente a través de la Rueda de Bolsa ("**T**").

Los participantes de la Oferta EEUU deberán consultar los documentos de la Oferta EEUU para conocer los detalles de liquidación aplicables a dicha oferta.

Garantía de la OPA: El Ofertante ha garantizado el pago del íntegro del precio ofrecido por la adquisición de las Acciones mediante una carta fianza emitida por el Banco BBVA Perú a favor del Agente de Intermediación por la suma de S/ 1,896,000,000.00 (Mil Ochocientos Noventa y Seis Millones y 00/100 Soles), en respaldo del cumplimiento de sus obligaciones bajo la OPA.

El Ofertante declara que la Carta Fianza cumple con los requisitos establecidos en el artículo 20 del Reglamento.

Esta carta fianza se otorga en respaldo de todas las obligaciones del Ofertante y de Holcim bajo la OPA y se mantendrá vigente durante toda la vigencia de la OPA. Sin perjuicio de lo anterior, de conformidad con las prácticas habituales de mercado, y a efectos de que el Agente de Intermediación no tenga que iniciar un procedimiento de ejecución de la carta fianza, el Ofertante transferirá los fondos al Agente de Intermediación dos (2) o tres (3) días de rueda antes del último día del período de aceptación de la OPA. Una vez que el Agente de Intermediación reciba los fondos en su cuenta de intermediación y los asegure para el pago de la OPA, el Agente de Intermediación, luego de comunicar la recepción de los fondos a la SMV, la BVL y al Ofertante, liberará la carta fianza de conformidad con las prácticas habituales del mercado y sin ningún riesgo para los destinatarios de la OPA o para el Agente de Intermediación, toda vez que los fondos para el cumplimiento de las obligaciones resultantes de la OPA estarán siempre garantizados.

El Agente de Intermediación manifiesta expresamente su conformidad con la validez y cobertura de la garantía antes descrita.

Plazo de Vigencia de la OPA: La presente Oferta estará vigente por un plazo de veintidós (22) días de rueda de la BVL, contados a partir de las 8:30 horas del 22 de octubre de 2026, permaneciendo vigente hasta las 16:00 horas del 20 de noviembre de 2026.

A la fecha del Prospecto Informativo, el Ofertante no tiene intención de prorrogar el plazo de vigencia de la presente Oferta, aunque se reserva el derecho de efectuar dicha prórroga, si así lo estima conveniente a sus intereses, bajo los alcances del artículo 18 del Reglamento.

Lugar y Forma de la Aceptación de la OPA: La aceptación de la OPA deberá realizarse por medio escrito, dentro del plazo de vigencia de la OPA, mediante la entrega de la Carta de Aceptación, a que se refiere el **Anexo I del Prospecto Informativo**, a través de BBVA Bolsa, ubicada en Avenida República de Panamá No. 3065, Segundo Piso, distrito de San Isidro, Lima, Perú, o vía correo electrónico a **contactobbvasab.group@bbva.com** o **carlos.palma.arzubialde@bbva.com**, a través de cualquier otra sociedad agente de bolsa autorizada por la SMV, de conformidad con lo establecido en el Prospecto Informativo.

Las declaraciones de aceptación de la OPA no podrán estar sujetas a condición y podrán ser revocadas en cualquier momento durante el plazo de la vigencia de la OPA conforme al artículo 26 del Reglamento.

Cabe indicar, que los Titulares Estadounidenses de Acciones de la Sociedad Objetivo, podrán optar por aceptar la Oferta EEUU o la Oferta. En caso decidan acogerse a la presente Oferta, deberán revisar las condiciones y/o procedimientos contemplados en el Prospecto Informativo para la aceptación de la OPA. Tratándose de Titulares Estadounidenses de ADS, éstos únicamente son destinatarios de la Oferta EEUU; no obstante, tienen como alternativa entregar sus ADS, retirar las Acciones del programa de ADS en el que están depositadas y participar directamente en la Oferta como titular de Acciones.

Para ello, el titular de ADS deberá contactar a su corredor o custodio y entregar al depositario correspondiente los ADS que representan las Acciones que desea ofrecer en la Oferta, pagar al depositario de ADS una comisión de US$ 0.05 por cada ADS y pagar cualquier impuesto, cargo gubernamental, gasto de transferencia u otros cargos pagaderos en relación con dicha entrega y retiro, y cumplir en lo demás con los términos y condiciones del contrato de depósito correspondiente a tales ADS, conforme se indica en el prospecto de la Oferta EEUU.

Se deja constancia de que existen riesgos en realizar este proceso sin la suficiente antelación al vencimiento de la Oferta, puesto que el titular debe otorgar a su intermediario de valores tiempo suficiente para ofrecer sus Acciones el 20 de noviembre de 2026 antes de las 16:00 horas, hora de Lima, en la forma descrita en el Prospecto Informativo.

Gastos de la OPA: El Ofertante asumirá todos los gastos y comisiones correspondientes a su condición como comprador que se originen como consecuencia de la intervención del Agente de Intermediación que actúa por cuenta del Ofertante en virtud a la designación efectuada en la presente OPA.

Por su parte, los titulares de las Acciones que acepten la Oferta deberán asumir y pagar individualmente las comisiones, contribuciones y demás costos y gastos que se generen como consecuencia de su aceptación a participar en la presente OPA. Esto incluye, por ejemplo, todos los gastos y comisiones a favor de la sociedad agente de bolsa que los represente en la presente Oferta (incluyendo si el Agente de Intermediación los representa), así como cualquier otro gasto inherente a su condición de transferentes para el perfeccionamiento y ejecución de la transferencia de Acciones, así como todos los tributos asociados a tales conceptos.

Sin perjuicio de lo anterior, es responsabilidad de los destinatarios de la Oferta consultar con sus asesores acerca de los costos, gastos y/o tributos que se deriven como consecuencia de la aceptación de la Oferta.

Prospecto y Documentación: El Prospecto Informativo, así como todos los documentos e información de la OPA, se encuentran a disposición de los interesados para lo cual le agradeceremos enviar un correo electrónico a **contactobbvasab.group@bbva.com**, a fin de poder remitirles un link con la información.

Adicionalmente, dicha documentación también podrá ser consultada a través de la página web de la SMV: **www.gob.pe/smv**, y de la BVL: **www.bvl.com.pe**.

Observaciones: De acuerdo con lo señalado en el artículo 16 del Reglamento, la SMV puede observar la información y documentación de la oferta durante los cinco (5) primeros días de rueda de bolsa posteriores a su presentación.

Inversiones ASPI S.A.
Ofertante
Norberto Germán Ledea

Inversiones ASPI S.A.
Ofertante
Wilter Fernando Vera Franco

002-2571155-1

País | Política
www.larepublica.pe
La República
Miércoles, 4 de noviembre del 2026
11

El Perú firma un memorando nuclear con Estados Unidos

ACUERDO. Suscriben memorando que incluye 1 millón de dólares para alistar terreno técnico y regulatorio de eventuales reactores.

Alejandro Céspedes García

Mientras en Estados Unidos se votaba por la conformación de su nuevo Congreso, en un hotel de Miraflores se cerraba otra decisión, esta vez con eco regional. El ministro de Energía y Minas, Guillermo Shinno, y el subsecretario de Estado para Control de Armas y Seguridad Internacional, Thomas DiNanno, suscribieron el Memorando de Entendimiento sobre Cooperación Nuclear Civil (NCMOU). Esta firma coloca al Perú entre los socios nucleares de Washington en América Latina, convirtiéndolo en el quinto socio bilateral en esta materia. Los otros que ya firmaron el acuerdo son Ecuador, República Dominicana, Colombia y El Salvador.

En este caso, el objetivo es que el estado peruano pueda avanzar una tecnología de generación eléctrica. Para ello han anunciado una primera financiación de un millón de dólares para asistencia técnica y capacitación. Se trata de un primer monto que, según fuentes del Instituto Peruano de Energía Nuclear (IPEN), el memorando no recoge de forma explícita, es decir, aún no se conoce cómo se distribuirán esos recursos y que "ese aspecto aún no se ha evaluado".

DiNanno lo presentó como un punto de partida. Al respecto, La República le consultó sobre por qué con Perú, a lo cual respondió que "tenemos una pequeña ventana", y explicó que apenas cambió el gobierno, con Keiko Fujimori en el poder desde el 28 de julio, había que armar un plan para mostrar a los peruanos que EEUU es el "socio de elección". Detrás del memorando está FIRST, programa del Departamento de Estado, creado para acompañar a más de 60 países en el desarrollo de reactores modulares pequeños con estándares del Organismo Internacional de Energía Atómica.

El IPEN afirmó que la visión de este memorando es que el país cuente a futuro con nuevas alternativas para fortalecer su seguridad energética y atender electricidad en zonas alejadas de la red. Eso podría contribuir, añadió, a garantizar servicios como centros de salud y colegios. Ello difiere del que pusieron altos cargos estadounidenses, quienes mencionaron como potencial uso a centros de datos, minas y puertos. ❖

IPEN

TRATOS. Ministro Shinno, Thomas DiNanno y Bernie Navarro.

Un acuerdo de cooperación nuclear civil

- Se trata de un acuerdo de cooperación nuclear civil, de carácter no vinculante y de Estado a Estado. Fija una intención política y abre una vía de asistencia técnica, sin obligaciones jurídicas para las partes. Cualquier transferencia de tecnología o material nuclear exigiría un instrumento posterior, el acuerdo 123, que sí sería vinculante y que aún no figura en la agenda.

AVISO DE OFERTA PÚBLICA DE ADQUISICIÓN POSTERIOR DE ACCIONES COMUNES REPRESENTATIVAS DEL CAPITAL SOCIAL DE CEMENTOS PACASMAYO S.A.A.

Esta oferta pública de adquisición posterior (la "**OPA**" u "**Oferta**") es efectuada por Inversiones ASPI S.A. (el "**Ofertante**"). El Ofertante es subsidiaria de Holcim Ltd. ("**Holcim**"), quien es responsable solidario con el Ofertante. El Ofertante se encuentra debidamente autorizado al efecto mediante excepción otorgada por el Directorio de la Superintendencia del Mercado de Valores ("**SMV**"), en su sesión de fecha 13 de octubre de 2026, en cumplimiento de, y de acuerdo a, lo estipulado por el Sub-Capítulo II, del Capítulo III del Título III del Texto Único Ordenado de la Ley del Mercado de Valores, y por el inciso a)(i) del artículo 6 del Reglamento de Oferta Pública de Adquisición y de Compra por Exclusión, aprobado por la Resolución CONASEV No. 009-2006-EF/94.10, tal como ha sido modificado salvo por las disposiciones introducidas mediante Resolución SMV No. 008-2026-SMV/01 que no resultan aplicables (el "**Reglamento**").

En paralelo a la Oferta, en cumplimiento de los requerimientos regulatorios aplicables contenidos en la Rule 14D-14E de la U.S. Securities Exchange Act of 1934, el Ofertante realiza una oferta simultánea en Estados Unidos de América para adquirir acciones de titularidad de accionistas residentes en Estados Unidos de América (bajo el significado previsto en la Rule 14d-1(d) bajo la U.S. Securities Exchange Act of 1934, según ha sido modificada), así como American Depositary Shares - ADS que representan, cada uno, cinco (5) acciones (la "**Oferta EEUU**" y, conjuntamente con la Oferta, las "**Ofertas**").

La presente Oferta está dirigida a tenedores de Acciones emitidas por la Sociedad Objetivo. Tratándose de accionistas de la Sociedad Objetivo que califiquen como residentes en los Estados Unidos de América bajo la Rule 14d-1(d) bajo la Exchange Act ("**Titulares Estadounidenses**"), dichos accionistas podrán optar por aceptar la Oferta EEUU o la presente Oferta, para lo cual deberán informarse bajo su exclusiva responsabilidad sobre las ventajas o desventajas que les pudieran ser aplicables de manera específica de aceptar cualquiera de las Ofertas. Por otra parte, tratándose de Titulares Estadounidenses de ADS, éstos únicamente son destinatarios de la Oferta EEUU (sin perjuicio de lo indicado en la sección "**Lugar y Forma de la Aceptación de la OPA**" del presente Aviso de Oferta y del Prospecto Informativo de la Oferta), por lo que, de ser su caso, por favor refiérase a los términos y condiciones de la Oferta EEUU.

Los principales términos de la OPA son los siguientes:

Ofertante: Inversiones ASPI S.A.

Agente de Intermediación: BBVA Bolsa Sociedad Agente de Bolsa S.A. ("**BBVA Bolsa**" o el "**Agente de Intermediación**").

Sociedad Objetivo: Cementos Pacasmayo S.A.A. ("**Cementos Pacasmayo**" o la "**Sociedad Objetivo**").

Destinatarios de la Oferta: Esta Oferta está dirigida y puede ser aceptada por todos los titulares de acciones comunes con derecho a voto representativas del capital social de la Sociedad Objetivo.

De acuerdo con el artículo 56, literal f), del Reglamento, las personas incluidas en el cómputo de propiedad indirecta del Ofertante o pertenezcan al mismo Grupo Económico del Ofertante, no pueden ser aceptantes de la Oferta.

Valores: Acciones comunes con derecho a voto representativas del capital social de la Sociedad Objetivo, debidamente inscritas en el Registro Público del Mercado de Valores de la SMV y en el Registro de Valores de la Bolsa de Valores de Lima ("**BVL**") (las "**Acciones**").

Representación de Acciones: Acciones nominativas y representadas por anotaciones en cuenta en el registro contable de CAVALI S.A. ICLV ("**CAVALI**") o por certificados físicos.

Los titulares de Acciones representadas por certificados físicos deberán contactar oportunamente a una sociedad agente de bolsa a fin de proceder a desmaterializarlas para que éstas puedan ser adquiridas a través de la OPA. La desmaterialización de las Acciones representadas por certificados físicos es un requisito indispensable para la adquisición de las Acciones a través de la OPA y los costos asociados a ello corren por cuenta de los correspondientes destinatarios de la OPA.

Modalidad: Oferta Pública de Adquisición posterior.

Cantidad de Acciones a Adquirir: En total, conjuntamente, la Oferta y la Oferta EEUU se extienden hasta por un número total de 211'882,902 (doscientos once millones ochocientos ochenta y dos mil novecientos dos) Acciones de un valor nominal de S/ 1.00 (Un y 00/100 Soles) cada una, que representan el 49.99% del total de Acciones con derecho a voto emitidas de la Sociedad Objetivo.

Debe indicarse que el número de Acciones a adquirir en las Ofertas representa la totalidad de las Acciones que no se encuentra bajo la titularidad del Ofertante.

Contraprestación ofrecida por las Acciones: El Ofertante pagará la suma de S/ 8.93 (Ocho y 93/100 Soles) por cada Acción de Cementos Pacasmayo a ser adquirida mediante esta OPA. El precio ofrecido en esta Oferta ha sido determinado sobre la base del informe de valorización elaborado por MSRA S.A.C. ("**MSRA**") y emitido el 14 de octubre de 2026.

La suma de S/ 8.93 (Ocho y 93/100 Soles) es también ofrecida, por acción, bajo la Oferta EEUU para las Acciones que sean transferidas en virtud de dicha oferta, mientras que para los ADS la suma ofrecida, por ADS, asciende a S/ 44.65 (cuarenta y cuatro con 65/100 Soles) considerando que cada uno de estos valores representan cinco (5) Acciones emitidas por la Sociedad Objetivo.

Cabe indicar, que la Oferta EEUU, se pagará en Dólares de los Estados Unidos de América ("**Dólares**").

El Ofertante no realizará pagos a los titulares de las Acciones ni a los Titulares Estadounidenses de Acciones y ADS distintos al indicado en los párrafos precedentes.

Para mayor información acerca de la metodología aplicada para el cálculo del precio, se podrá revisar el informe de valorización elaborado por MSRA que se encuentra a disposición de los interesados en la página web de la SMV (**www.gob.pe/smv**), así como también desde la página web de la BVL (**www.bvl.com.pe**).

Moneda y Forma de Pago: La contraprestación por las Acciones será pagada al contado y en Soles; y, en el caso de los ADS, al contado y en Dólares, para lo cual se utilizará el tipo de cambio contable venta que publique la Superintendencia de Banca, Seguros y AFP en su página web el último día de vigencia de la presente OPA.

Mecanismo y Plazo de Liquidación de la OPA: La liquidación se efectuará siguiendo el procedimiento usual para la liquidación de operaciones al contado en Rueda de Bolsa en el segmento global, es decir, el segundo día de rueda posterior al último día de vigencia de la OPA (T+1, siendo "T" el día de la adjudicación de las órdenes recibidas para la realización de la OPA en rueda de bolsa).

Una vez liquidada la Oferta, el pago de la Oferta se realizará a través de CAVALI de acuerdo con el Reglamento de Operaciones en la Rueda de Bolsa de la Bolsa de Valores de Lima, aprobado mediante Resolución CONASEV No. 021-99-EF/94.10, cuando se determine la adjudicación de las Acciones, el cual se hará efectivo a favor de las respectivas sociedades agentes de bolsa que representen a aquellos titulares de Acciones que hayan manifestado su aceptación a la Oferta y tengan la condición de adjudicatarios.

Los resultados de las Ofertas serán comunicados a la Sociedad Objetivo para que esta proceda a su difusión como hecho de importancia a la SMV. Asimismo, el Agente de Intermediación o sociedad agente de bolsa de cada titular de Acciones, comunicará los resultados de la transacción a su cliente.

Liquidación simultánea: Las Ofertas serán liquidadas en forma simultánea.

Una vez transcurrido el plazo de aceptación de la OPA (siendo "**T-1**" el último día de vigencia de la OPA), se adjudicará la o las operaciones de adquisición de las Acciones bajo la Oferta dentro del "día de rueda" siguiente a través de la Rueda de Bolsa ("T").

Los participantes de la Oferta EEUU deberán consultar los documentos de la Oferta EEUU para conocer los detalles de liquidación aplicables a dicha oferta.

Garantía de la OPA: El Ofertante ha garantizado el pago del íntegro del precio ofrecido por la adquisición de las Acciones mediante una carta fianza emitida por el Banco BBVA Perú a favor del Agente de Intermediación por la suma de S/ 1,896,000,000.00 (Mil Ochocientos Noventa y Seis Millones y 00/100 Soles), en respaldo del cumplimiento de sus obligaciones bajo la OPA.

El Ofertante declara que la Carta Fianza cumple con los requisitos establecidos en el artículo 20 del Reglamento.

Esta carta fianza se otorga en respaldo de todas las obligaciones del Ofertante y de Holcim bajo la OPA y se mantendrá vigente durante toda la vigencia de la OPA. Sin perjuicio de lo anterior, de conformidad con las prácticas habituales de mercado, y a efectos de que el Agente de Intermediación no tenga que iniciar un procedimiento de ejecución de la carta fianza, el Ofertante transferirá los fondos al Agente de Intermediación dos (2) o tres (3) días de rueda antes del último día del período de aceptación de la OPA. Una vez que el Agente de Intermediación reciba los fondos en su cuenta de intermediación y los asegure para el pago de la OPA, el Agente de Intermediación, luego de comunicar la recepción de los fondos a la SMV, la BVL y al Ofertante, liberará la carta fianza de conformidad con las prácticas habituales del mercado y sin ningún riesgo para los destinatarios de la OPA o para el Agente de Intermediación, toda vez que los fondos para el cumplimiento de las obligaciones resultantes de la OPA estarán siempre garantizados.

El Agente de Intermediación manifiesta expresamente su conformidad con la validez y cobertura de la garantía antes descrita.

Plazo de Vigencia de la OPA: La presente Oferta estará vigente por un plazo de veintidós (22) días de rueda de la BVL, contados a partir de las 8:30 horas del 22 de octubre de 2026, permaneciendo vigente hasta las 16:00 horas del 20 de noviembre de 2026.

A la fecha del Prospecto Informativo, el Ofertante no tiene intención de prorrogar el plazo de vigencia de la presente Oferta, aunque se reserva el derecho de efectuar dicha prórroga, si así lo estima conveniente a sus intereses, bajo los alcances del artículo 18 del Reglamento.

Lugar y Forma de la Aceptación de la OPA: La aceptación de la OPA deberá realizarse por medio escrito, dentro del plazo de vigencia de la OPA, mediante la entrega de la Carta de Aceptación, a que se refiere el **Anexo I del Prospecto Informativo**, a través de BBVA Bolsa, ubicada en Avenida República de Panamá No. 3065, Segundo Piso, distrito de San Isidro, Lima, Perú, o vía correo electrónico a **contactobbvasab.group@bbva.com** o **carlos.palma.arzubialde@bbva.com**, a través de cualquier otra sociedad agente de bolsa autorizada por la SMV, de conformidad con lo establecido en el Prospecto Informativo.

Las declaraciones de aceptación de la OPA no podrán estar sujetas a condición y podrán ser revocadas en cualquier momento durante el plazo de la vigencia de la OPA conforme al artículo 26 del Reglamento.

Cabe indicar, que los Titulares Estadounidenses de Acciones de la Sociedad Objetivo, podrán optar por aceptar la Oferta EEUU o la Oferta. En caso decidan acogerse a la presente Oferta, deberán revisar las condiciones y/o procedimientos contemplados en el Prospecto Informativo para la aceptación de la OPA. Tratándose de Titulares Estadounidenses de ADS, éstos únicamente son destinatarios de la Oferta EEUU; no obstante, tienen como alternativa entregar sus ADS, retirar las Acciones del programa de ADS en el que están depositadas y participar directamente en la Oferta como titular de Acciones.

Para ello, el titular de ADS deberá contactar a su corredor o custodio y entregar al depositario correspondiente los ADS que representan las Acciones que desea ofrecer en la Oferta, pagar al depositario de ADS una comisión de US$ 0.05 por cada ADS y pagar cualquier impuesto, cargo gubernamental, gasto de transferencia u otros cargos pagaderos en relación con dicha entrega y retiro, y cumplir en lo demás con los términos y condiciones del contrato de depósito correspondiente a tales ADS, conforme se indica en el prospecto de la Oferta EEUU.

Se deja constancia de que existen riesgos en realizar este proceso sin la suficiente antelación al vencimiento de la Oferta, puesto que el titular debe otorgar a su intermediario de valores tiempo suficiente para ofrecer sus Acciones el 20 de noviembre de 2026 antes de las 16:00 horas, hora de Lima, en la forma descrita en el Prospecto Informativo.

Gastos de la OPA: El Ofertante asumirá todos los gastos y comisiones correspondientes a su condición como comprador que se originen como consecuencia de la intervención del Agente de Intermediación que actúa por cuenta del Ofertante en virtud a la designación efectuada en la presente OPA.

Por su parte, los titulares de las Acciones que acepten la Oferta deberán asumir y pagar individualmente las comisiones, contribuciones y demás costos y gastos que se generen como consecuencia de su aceptación a participar en la presente OPA. Esto incluye, por ejemplo, todos los gastos y comisiones a favor de la sociedad agente de bolsa que los represente en la presente Oferta (incluyendo si el Agente de Intermediación los representa), así como cualquier otro gasto inherente a su condición de transferentes para el perfeccionamiento y ejecución de la transferencia de Acciones, así como todos los tributos asociados a tales conceptos.

Sin perjuicio de lo anterior, es responsabilidad de los destinatarios de la Oferta consultar con sus asesores acerca de los costos, gastos y/o tributos que se deriven como consecuencia de la aceptación de la Oferta.

Prospecto y Documentación: El Prospecto Informativo, así como todos los documentos e información de la OPA, se encuentran a disposición de los interesados para lo cual le agradeceremos enviar un correo electrónico a **contactobbvasab.group@bbva.com**, a fin de poder remitirles un link con la información.

Adicionalmente, dicha documentación también podrá ser consultada a través de la página web de la SMV: **www.gob.pe/smv**, y de la BVL: **www.bvl.com.pe**.

Observaciones: De acuerdo con lo señalado en el artículo 16 del Reglamento, la SMV puede observar la información y documentación de la oferta durante los cinco (5) primeros días de rueda de bolsa posteriores a su presentación.

Inversiones ASPI S.A.
Ofertante
Norberto Germán Ledea

Inversiones ASPI S.A.
Ofertante
Wilter Fernando Vera Franco